Exhibit 99.1

12th September 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE: Change of Director’s Interest - Appendix 3Y

The Board wishes to advise that the Chairman, Mr George Snow, has declared his intention to sell some shares from his existing holding of 14,384,556 shares. This action is being taken to satisfy superannuation regulations in relation to Mr Snow's personal investments. Mr Snow continues to have full confidence in the financial and operational performance of the company and he is not aware of any information that would lead to a deterioration in the value of the company. He does not intend to relinquish his position on the Board at this time. Mr Snow intends to dispose of the shares in an orderly manner that will not adversely affect the market value of the shares. All share disposals will take place within the Company's share trading policy guidelines.

Yours faithfully,

/s/ Simon Charles Bunbury Adams

SIMON ADAMS
Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ATLAS PACIFIC LTD
ABN 32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEORGE ROBERT WARWICK SNOW
Date of last notice	7th March 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dampier Investment Group Pty Ltd and Tempest Pty Ltd
Date of change	11TH September 2007
No. of securities held prior to change	14,384,556 Ordinary Shares
Class	Ordinary Shares
Number acquired	Nil
Number disposed	298,283
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$135,350.29

No. of securities held after change	14,086,273 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

/s/ Simon Charles Bunbury Adams
SIMON ADAMS
Company Secretary

12th September 2007